Mail Stop 7010

April 6, 2006

via U.S. mail and facsimile

William E. Nielsen
Chief Executive Officer
Waste Technology Corp.
5400 Rio Grande Avenue
Jacksonville, Florida, 32554


	RE:	Waste Technology Corp.
		Form 10-KSB for the Fiscal Year Ended October 31, 2005
		Filed January 27, 2006
		File No. 0-14443

Dear Mr. Nielsen:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Form 10-KSB for the Fiscal Year Ended October 31, 2005

Management`s Discussion and Analysis, page 8
1. We note your current disclosure only discusses the factors that led to changes in sales and net income year over year. In future filings, please expand your MD&A to discuss the factors that contributed to any material changes in gross margins and operating expenses. In this regard we note that your margins have significantly fluctuated over the past several years.
Furthermore,
we note that that you previously agreed to provide this disclosure in your letter dated April 9, 2003.

Note I - Revenue Recognition, page F-7
2. We note from your disclosure on page 5 that you provide repair services. Please tell us and include in future filings your revenue recognition policy for repair services. We remind you that you previously agreed to provide this disclosure in your letter to us dated April 9, 2003.

Note 7 - Commitments and Contingencies, page F-10

3. In your disclosure under legal proceedings on page 7, you disclose that an estimate of the potential range of loss cannot be made relating to the legal action filed in March 2005. Please tell us how you made this determination given that you know the plaintiffs are seeking damages of $820,000 through March 21, 2005 and an additional
$91,550 per month from that day forward.

If you should conclude the amount of loss or a range of losses can be reasonably estimated, tell us how you considered paragraph 8 of SFAS
5.

Furthermore, in future filings, please provide the required disclosures of paragraphs 9 and 10 of SFAS 5 as part of your audited footnote for commitments and contingencies.

*    *    *    *

      As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

  In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Melissa Rocha at (202) 551-3854, or me at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters.



Sincerely,



								Nili Shah
								Accounting Branch Chief



Mr. Nielsen
Waste Technology Corp.
April 6, 2006
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE